Mail Stop 3561
      March 31, 2006

Via Fax and U.S. Mail

Gregory D. Walker, Esq.
Mortgage Asset Securitization Transactions, Inc.
1285 Avenue of the Americas
New York, New York 10019

Re:	Mortgage Asset Securitization Transactions, Inc.
	Amendment No. 2 to Registration Statement on Form S-3
	Filed March 28, 2006
	File No. 333-130373

Dear Mr. Walker:

      We have reviewed your responses to the comments in our letter dated March 21, 2006 and have the following additional comments.

General

1. Please confirm that you will file unqualified tax and legal opinions at the time of each takedown.
2. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. For example, we note that while you have used the term "issuing entity" in some places, you still refer to the "trust" in several places on the cover of prospectus supplements one and three and on the cover page of your base prospectus. Please revise throughout the filing as appropriate.

Prospectus Supplement No. 1

Summary, page S-7
3. We reissue comment 3 of our letter dated March 21, 2006, in part.
Please revise to provide the percentage of the asset pool represented by the prefunding account, as required by Item 1103(a)(5)(iv). Additionally, it does not appear that your second prospectus supplement was revised to illustrate the information you would provide in response to Item 1103(a)(5), if applicable. Revise accordingly.

Delinquency and Loss Information, page S-33
4. While we note your statement that no loan has been delinquent more than 60 days since origination, as the brackets surrounding this statement indicate that this information may change, please revise your delinquency table to present delinquency information in 30-31 day increments through the date of charge-off. See Items 1111(c) and
1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of
Regulation AB Telephone Interpretations available on our website. Please also make corresponding changes to your second and third prospectus supplements to provide the form of delinquency disclosure you would provide if applicable. Finally, please confirm your understanding that you are required to provide delinquency and loss information for all assets underlying securities included in the pool, including assets underlying mortgaged-backed securities.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Susan Min at (202) 551-3727. If you need further assistance, you may contact me at (202) 551-3454.

      Sincerely,



      Sara D. Kalin
      Branch Chief-Legal



cc:     Via Facsimile: (917) 777-4299
         Mr. Thomas Amico, Esq.
         McKee Nelson LLP

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Mr. Gregory Walker
Mortgage Asset Securitization Transactions, Inc.
March 31, 2006
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